Exhibit 99.1

Press Release

SES Announces Results of the Extraordinary General

Meeting of Shareholders

Luxembourg, June 17, 2026 – SES (the “Company”) held an Extraordinary General Meeting (“EGM”) of Shareholders today in Betzdorf, Luxembourg.

Following the recommendations made by the Board of Directors of SES, the shareholders have voted in favor of all resolutions. In particular, shareholders approved the cancellation of shares repurchased under the Company’s share buyback program of 2 November 2023, as amended on 2 May 2024, resulting in a corresponding reduction of the Company’s share capital. Shareholders also approved amendments to the Company’s articles of association, including indemnification for Board members and executives, as well as updates relating to the conduct of shareholder meetings.

Detailed results on all matters voted on at the EGM will be available on the company’s webpage:

https://www.ses.com/company/investors/shareholder-information/general-meeting-shareholders

For further information please contact:

Christian Kern	Steven Lott

Investor Relations	Communications

Tel: +352 710 725 7787	Tel. +352 710 725 500

ir@ses.com	SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com